

Mail Stop 4561

September 17, 2015

Joseph Onyero
Chief Executive Officer
Bebuzee Ltd.
30 Avenue Road
Bournemouth, BH2 5SL
United Kingdom

> **Re: Bebuzee Ltd.**
> **Registration Statement on Form F-1**
> **Filed August 26, 2015**
> **File No. 333-206577**

Dear Mr. Onyero:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405, because you appear to have nominal operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Cover page

2.   We note that your offering does not appear to have a selling shareholder component. Please remove the reference to selling shareholders from the legend at the top of this page.

3.   Please revise to include the page number in your cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary

Overview, page 5

4.   Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page that your platform will enable users to connect and communicate and that your platform will include seven products. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.

5.   Please revise to disclose that there can be no assurances that your efforts to develop the proposed social networking platform will succeed, or that you will be able to successfully market your proposed social networking platform, if developed. Please include this disclosure in the Description of Business section as well.

6.   We note your statement on page 6 that you have not generated any revenue since inception. You state elsewhere, however, that you have generated £3,471 in revenue to date, or that you have generated minimal revenues. Please revise to resolve these discrepancies.

Risk Factors

Risks Related to our Business

If our former professionals…, page 12

7.   Please file the written employment agreement with your officer as an exhibit or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Business Operations

Employees, page 27

8.   We note your statement that you had 11 employees as of December 10, 2010. Please revise to provide either the number of employees at the end of the period or the average for the period for each of the past three financial years (and changes in such numbers, if

material) and, if possible, a breakdown of persons employed by main category of activity and geographic location. Also disclose any significant change in the number of employees, and information regarding the relationship between management and labor unions. Refer to Item 6.D of Form 20-F.

Management, page 27

9.   Please revise to disclose Mr. Onyero's age. Refer to Item 6.A.3 of Form 20-F.

Description of Share Capital

Differences in Corporate Law, page 29

10.   We note your disclosure that the Companies Act 2006 requires public limited companies to have at least two directors. However, it appears that Mr. Onyero is the sole director of Bebuzee Ltd. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity

Cash Flows and Working Capital, page 36

11.   Please revise your disclosures to clearly state the amount of cash held by the company as of March 31, 2015. In addition, state whether available funds will satisfy your working capital requirements for the next twelve months and include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 5.B.1 of Form 20-F.

Off-Balance Sheet Commitments and Arrangements, page 36

12.   Please revise to file your lease agreement with Hedges and Hedges as an exhibit to your registration statement. Refer to Item 601(b)(10)(i) of Regulation S-K.

Legal Matters, page 39

13.   We note your statement that you will receive opinions from both English counsel and Mr. Tracy. Please revise to file the opinion provided by English counsel or advise. Refer to Item 601(b)(5)(i) of Regulation S-K.

Item 7. Recent Sales of Unregistered Securities, page 50

14.   For each unregistered sale of securities described in this section please revise to indicate the section of the Securities Act or the rule of the Commission under which exemption

from registration was claimed and state briefly the facts relied upon to make the exemption available. Refer to 701(d) of Regulation S-K.

Undertakings, page 50

15.   Please revise your disclosure to include the undertakings set forth in Item 512(a)(1) of Regulation S-K.

Exhibits

16.   We note that Exhibits 3.1 and 10.1 appear to be separate jpeg images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Adam Tracy, Esq.
       Securities Compliance Group, Ltd.